April 29, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb
John Dana Brown
Jeffrey Sears
Lyn Shenk

Re:	Tesla Motors, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed on March 29, 2010
File No. 333-164593

Ladies and Gentlemen:

On behalf of Tesla Motors, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 12, 2010, relating to the Company’s Amendment No.1 to Registration Statement on Form S-1 (File No. 333-164593) filed with the Commission on March 29, 2010.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 2.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Prospectus Summary, page 1

1.

We note your response to comment five of our letter dated February 25, 2010. You state on page four that “many incumbent automobile manufacturers failed to aggressively pursue fully electric vehicle programs....” Please revise or balance this disclosure in light of facts stated on page 90 that GM has spent an estimated $1 billion in the development of the Volt and Toyota has spent an estimated $1 billion in the development of the Prius, which is progressing toward

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April 29, 2010

a plug-in electric version. Additionally, consider whether phrases in the first bullet point beginning on page 89 such as “failed to aggressively pursue” and “rather than investing heavily” are consistent with these facts.

In response to the Staff’s comment, the Company has revised the disclosure regarding incumbent automobile manufacturers on page 4 of Amendment No. 2.

Risk Factors, page 13

2.	We note your Rule 83 letter requesting confidentiality for your response to comment 10 of our last letter. We will address this under separate cover.

The Company advises the Staff that it will address the Staff’s comment when it receives the Staff’s comment.

3.	We note that you have removed disclosure regarding competitive disadvantages resulting from the lack of direct financing and related discounts on page 25. You also state on page 69 that “Prior to February 2010, we did not provide direct financing... Starting in February 2010, we began offering a leasing program....” Please clarify whether you offer direct financing and related discounts, in addition to the leasing program you started in February 2010.

The Company advises the Staff that the Company does not offer direct financing or related discounts other than the leasing program that was started in February 2010.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 2.

4.	We note your response to comment 14 of our letter dated February 25, 2010, and we reissue the comment. For your sole suppliers, either affirmatively state that there are other alternative providers and that you can switch if necessary or name the sole suppliers and corresponding components.

In response to the Staff’s comment, the Company has revised the disclosure regarding its single source suppliers on pages 31 and 108 – 109 of Amendment No. 2.

In addition, the Company supplementally advises the Staff that it does not currently utilize any sole suppliers other than Lotus as disclosed on pages 31 and 108 – 109 of Amendment No. 2.

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April 29, 2010

5.	Please revise the second risk factor on page 37 to capture the risk that you are likely to lose the sole customer in your powertrain business if it does what it has announced publicly.

In response to the Staff’s comment, the heading of the risk factor on page 37 of Amendment No. 2 has been revised to highlight the risk that the Company is likely to lose the sole customer of its powertrain business if Daimler does what it has publicly announced.

In addition, the Company refers the Staff to the disclosure on page 38 of Amendment No. 2 which discusses this specific risk.

6.	From the narrative in the last risk factor on page 46 it is impossible to understand how you could be subject to claims for damages. Either revise or advise.

In response to the Staff’s comment, the narrative in the last risk factor on page 46 of Amendment No. 2 has been revised to clarify how the Company could be subject to claims for damages.

Management’s Discussion and Analysis on Financial Condition and Results of Operations, page 62

Leasing Activities, page 82

7.

We have reviewed your response to our prior comment number 20, as well as your expanded disclosure regarding the expected impact of your planned leasing activities on your liquidity and capital resources. In this regard, we do not believe that your disclosure fully addresses our concerns. As noted in our prior comment, you have historically collected the full purchase price of Tesla Roadsters sold in the United States approximately three months prior to their production. In addition, per your discussion of cash flows from operating activities on page 83 of MD&A, it appears that your traditional practices of collecting refundable reservation deposits and receiving full upfront payment for vehicles sold in the United States prior to their production, have historically contributed to your ability to fund your working capital requirements and to align production with demand. However, based upon your recent decision to allow qualified customers to lease your vehicles, it appears that in future periods, you may be required to produce Tesla Roadster vehicles that will ultimately be leased, without the benefit of receiving payment for such vehicles upfront. Furthermore, it is unclear to us whether (i) you expect to collect reservation fees (i.e., similar to the fees collected for vehicles being sold) prior to producing vehicles that will ultimately be leased and (ii) whether your decision to lease vehicles is expected to result in the retention of larger inventory balances (e.g., work-in-process or finished goods) than have historically been retained. In this regard, it would appear that the factors cited above could result in a significant increase in your cash requirements, to the extent that they are applicable. As such, please tell us and expand your disclosure, as appropriate, to specifically discuss (a) whether your planned leasing operations can be expected to directly impact either your cash or your working capital requirements and (b) how you plan to fund the production of leased vehicles as well as any expected increases to

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your inventory levels, if applicable. Furthermore, please revise your disclosure to discuss any other significant business decisions or operational changes that may directly impact your working capital, liquidity, and/or capital resources — particularly, if the impact of those decisions or actions is expected to be material. For example, you state in your response to our prior comment number 18 that you recently reduced the amount of reservation fees due prior to the delivery of your vehicles in the European Union. If this reduction to the reservation fees due prior to vehicle delivery, combined with your expected international sales growth (as disclosed on page 63 of MD&A), is expected to materially impact your liquidity or capital resources, please discuss the expected impact in MD&A.

In response to the Staff’s comment, the Company advises the Staff that to date, the level of its leasing activities has not been significant.

The Company also advises the Staff that in response to the Staff’s comment it has added disclosure on page 83 of Amendment No. 2 to the effect that it intends to require deposits from customers electing to lease vehicles manufactured to specification on the same timeframe and under the same circumstances as from customers purchasing vehicles outright. However, customers who purchase vehicles directly from the Company’s showrooms do not have to pay deposits. Likewise, customers who lease vehicles directly from the showrooms are similarly not required to pay deposits on those vehicles. Accordingly, the Company does not expect that its leasing program will materially change the amounts it anticipates receiving in the form of reservation payments from its customers as its reservation policy is the same for both its leased vehicles and purchased vehicles that are not obtained directly from showroom inventory.

The Company supplementally advises the Staff that it does not expect its vehicle leasing program to result in the retention of larger inventory balances as the Company does not anticipate manufacturing a significant number of additional vehicles for its showrooms to be available specifically for lease.

In response to the Staff’s comment, the Company also has added disclosure on page 82 of Amendment No. 2 to the effect that if leasing volumes increase significantly, the impact to the Company’s cash and working capital could potentially be material. However, the Company advises the Staff that it has added disclosure on page 82 of Amendment No. 2 to the effect that, taking into account its current and planned sources of operating cash, its ability to monitor and prospectively adjust its leasing activity, as well as its intent to collect reservation payments for leased vehicles that are manufactured to specification, the Company does not expect its ability to meet its commitments and obligations as they become due (including the Company’s ability to fund the production of leased vehicles) to be materially impacted by its leasing program even if leasing volumes increase significantly.

In addition, the Company has also added disclosure on page 87 of Amendment No. 2 to the effect that it has recently modified its reservation payment policies both in the United States and the European Union to require nonrefundable deposits for Tesla Roadsters built to customer specifications at the time the customer selects the vehicle specifications but only require full payment of the purchase price upon delivery of the vehicle. The Company does not believe that this modification to its reservation policies will materially impact its liquidity or capital resources.

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April 29, 2010

Except as disclosed in the Registration Statement, the Company does not believe there have been any other significant business decisions or operational changes that may directly impact its working capital, liquidity or capital resources.

Cash Flows from Operating Activities, page 83

8.	We have reviewed your response to our prior comment number 21, as well as your revised disclosure regarding your “Cash Flows from Operating Activities.” While we acknowledge that your expanded disclosure provides additional information regarding your cash flows from operations, we continue to believe that your disclosure could be enhanced by refocusing your discussion on your company’s actual cash receipts and disbursements, rather than the reconciling items presented on the face of your statements of cash flows, which were prepared using the indirect method. For example, for each of your comparable reporting periods, we believe that you should quantify, as well as analyze and discuss, (i) your company’s actual cash receipts related to its development arrangement with Daimler and (ii) your company’s actual cash received in the form of refundable reservation fees, as opposed to focusing your disclosure on the period-to-period changes in the related liability balances. Similarly, we believe that your disclosure should specifically quantify and discuss the amount(s) of other material operating cash receipts and disbursements, such as cash receipts related to sales and cash disbursements related to purchases of inventory. Please revise your disclosure accordingly, or advise.

In response to the Staff’s comment, the disclosure on pages 83 – 84 of Amendment No. 2 regarding the Company’s operating cash flows has been revised to discuss the significant cash inflows and outflows. However, the Company supplementally advises the Staff that the Company does not have the more detailed cash receipts and disbursements data being requested by the Staff and believes the production of such information would be prohibitive both from a time and cost perspective.

Business, page 90

9.	We note your response to comment 23 of our letter dated February 25, 2010. Your disclosure in the third full bullet point on page 90 suggests that incumbent automobile manufacturers are not close to producing all electric vehicles, stating that “New product launches by incumbent automobile manufacturers from development to production have historically been lengthy” and referring to a “need to develop an entirely new powertrain and the sophisticated battery cooling, power, safety and management systems.” However we note from the supplemental materials you have provided that the General Motors Volt is scheduled to go into production in 2010 and the Nissan Leaf is scheduled to go on sale this year. Please revise.

Securities and Exchange Commission

April 29, 2010

In response to the Staff’s comment, the disclosure regarding incumbent automobile manufacturers on pages 90 – 91 of Amendment No. 2 has been revised.

Certain Relationships and Related Party Transactions, page 151

10.	We note your response to comment 28 of our letter dated February 25, 2009. Please revise to clarify the number of Series E convertible preferred stock obtained at either $2.5124 or $1.0050 per share, for each related person. It may be helpful to revise the table at the bottom of page 152 to indicate the amount of interest that was converted, in addition to the principal already shown. Also specify which related persons converted at which price per share. Please clarify whether the February 2008 debt financing warrants were exercised or are currently outstanding. We also note that you have indicated a principal amount related to the December 2008 financing but not the February 2008 financing for Jasper Holdings, LLC.

In response to the Staff’s comment, the disclosure on pages 152 – 153 of Amendment No. 2 regarding the Company’s February 2008 and December 2008 debt financings has been revised as requested.

11.	We note your disclosure on page 62 regarding Daimler’s plans to increase its purchase of battery packs and chargers by 40% and the development and sale of modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation. Please provide related party disclosure regarding these transactions and file any executed agreements as exhibits to your next amendment.

In response to the Staff’s comment, the requested disclosure regarding the sale of battery packs and chargers to Daimler and Freightliner Custom Chassis Corporation, or Freightliner, which is an affiliate of Daimler, has been added to page 154 of Amendment No. 2.

In addition, the Company supplementally advises the Staff that it has not entered into any agreements with Daimler or Freightliner with respect to these transactions. However, Daimler has submitted purchase orders to the Company for some of the services provided to Daimler and Freightliner to date but there is no commitment for Daimler to purchase additional services (or for the Company to provide such services).

Exhibit 5.1

12.	Please revise your legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including the statutory provisions and all applicable judicial decisions interpreting those laws.

In response to the Staff’s comment, Exhibit 5.1 has been revised as requested and the revised form of opinion has been re-filed as an exhibit to Amendment No. 2. We also confirm that the opinion

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opines upon the General Corporation Law of the State of Delaware including the statutory provisions and all applicable judicial decisions interpreting those laws.

* * * * *

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to Larry W. Sonsini, David J. Segre or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

Enclosures

cc (w/encl.):	Deepak Ahuja
Tesla Motors, Inc.

Larry W. Sonsini, Esq.
David J. Segre, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Kevin P. Kennedy, Esq.
Simpson Thacher & Bartlett LLP

D. Timothy Carey
Stephen Sullins
PricewaterhouseCoopers LLP